                                                                      EXHIBIT 12

                          QUANTA CAPITAL HOLDINGS LTD.
                  COMPUTATION OF RATIO OF EARNINGS TO COMBINED
                      FIXED CHARGES AND PREFERRED DIVIDENDS

                                                      Year ended                  Year ended                 Period ended
                                                  December 31, 2005            December 31, 2004         December 31, 2003(1)
                                               -------------------------    ------------------------   --------------------------
                                                                            (Dollars in thousands)

Earnings: Income (loss) before
    income taxes                                            $ (105,952)                   $(54,581)                    $(38,477)
                                               =========================    ========================   ==========================
Fixed charges: Assumed interest                                   1,774                       1,466                          467
    component of rent expense(2)
Interest expense                                                  4,165                          77                           --
Amortization of TPS placement
    costs                                                            58                          --                           --
Amortization of Credit Facility fees                                363                         291                           --
Assumed 10.25% dividend on $75 million
    preferred shares                                              7,688                       7,688                        4,484
                                               -------------------------    ------------------------   --------------------------
Total fixed charges                                             $14,048                      $9,521                       $4,951
                                               =========================    ========================   ==========================
Loss inadequate to cover fixed charges                               (3)                         (3)                          (3)
                                               -------------------------    ------------------------   --------------------------
RATIO OF EARNINGS TO FIXED CHARGES                                   (3)                         (3)                          (3)
                                               =========================    ========================   ==========================
RATIO OF EARNINGS TO COMBINED FIXED
    CHARGES AND PREFERRED DIVIDENDS                                  (4)                         (4)                          (4)
                                               =========================    ========================   ==========================

(1)  Quanta Capital Holdings Ltd. was formed on May 23, 2003 and began conducting operations in September 2003.

(2)  One-third of rental expenses is assumed to be representative of the interest factor.

(3)  Earnings were inadequate to cover fixed charges on a historical basis by
     $106.0 million, $54.6 million and $38.5 million for the years ended
     December 31, 2005 and 2004 and for the period ended December 31, 2003, respectively.

(4)  For the purpose of this calculation, we have assumed that our series A preferred shares have been outstanding since our formation in 2003.
     Estimated preferred dividends are calculated as the amount of after-tax earnings required to pay such dividends with a yield of 10.25% on our series A preferred shares. Earnings were inadequate to cover fixed charges and preferred dividends on a pro forma basis by $113.6 million, $62.3 million and $43.0 million for the years ended December 31, 2005 and 2004 and for the period ended December 31, 2003, respectively.